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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36212

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**



10026948

REPORT FOR THE PERIOD BEGINNING **01- 01- 09** AND ENDING **12-31-09**
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAHN SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Hillsboro Avenue 2nd Floor
_____(No. and Street)

Edwardsville   **IL**   **62025**
____(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Zipprich   618-656-5497
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soltys, Gary A
_____(Name – if individual, state last, first, middle name)

1808 South Illinois Street Belleville   IL   62025
__(Address)_____(City)_____(State)_____(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2010

OATH OR AFFIRMATION

I, _Raymond A. Zipprich_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HAHN SECURITIES, INC_ , as of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

FINOP
_____
Title

_____ 3/27/12
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED FINANCIAL STATEMENTS

FOR

HAHN SECURITIES, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2009

PERFORMED BY:

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
829 LINCOLN HIGHWAY
FAIRVIEW HEIGHTS, ILLINOIS 62208
(618) 397-2944
(310) 930-0760

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
829 LINCOLN HIGHWAY
FAIRVIEW HEIGHTS, ILLINOIS 62208
(618) 397-2944
(310) 930-0760

FEBRUARY 22, 2010

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

We have audited the statement of financial condition of Hahn Securities, Inc. as of December 31, 2009 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Hahn Securities, Inc. as of December 31, 2009 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary A. Soltys,
Certified Public Accountant
February 22, 2010

HAHN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS			
Cash on Hand	$	77,741	
Accounts Receivable		7,912	$ 85,653
FIXED ASSETS			
Property, Plant & Equipment	$	59,122	
Accumulated Depreciation		(47,048)	12,074
INTANGIBLE ASSETS (net of amortization)			
Customer Lists & Client Trails			8,333
TOTAL ASSETS			$ 106,060

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES			
Accounts Payable	$	10,999	
Short Term Debt		5,048	$ 16,047
LONG-TERM LIABILITIES			
Long-Term Debt			5,048
TOTAL LIABILITIES			21,096
SHAREHOLDER'S EQUITY			
Common Stock	$	37,000	
Less: Treasury Stock		(37,000)	
		0	
Retained Earnings	$	84,964	84,964
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY			$ 106,060

HAHN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

GROSS REVENUES & COMMISSIONS		$	268,066
Cost of Sales:			
Clearing Charges & Other Fees			(14,313)
GROSS PROFIT		$	253,753
Administrative & Operating Expenses			
Advertising	$ 335		
Amortization & Depreciation	6,034		
Automobile Expense	3,133		
Dues & Subscriptions	2,200		
Employee Benefits	14,052		
Legal & Professional	17,165		
Office Expense	7,015		
Office Rent	24,172		
Officer's Compensation	76,950		
Office Salaries	30,565		
Outside Services	32,686		
Payroll Taxes	8,501		
Quote Services	540		
Taxes-Other	805		
Telephone	3,996		
Travel & Entertainment	672		228,820
NET INCOME FROM OPERATIONS			24,933
Interest & Miscellaneous Income			100
NET INCOME		$	25,033

HAHN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

STOCKHOLDER'S EQUITY 1/1/09	$	81,231
NET INCOME FOR YEAR ENDED 12/31/09		25,033
DISTRIBUTIONS		(21,300)
STOCKHOLDER'S EQUITY 12/31/09	$	84,964

HAHN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

<u>CASH FLOWS FROM OPERATING ACTIVITIES</u>
Commissions and Revenues from Operations $ 268,644

<u>CASH OUTLAYS FOR OPERATING ACTIVITIES</u>

Direct Costs of Sales	$ 14,313	
Administrative & Operating Expenses	246,359	(260,672)
		7,972

<u>CASH FLOWS FROM FINANCING ACTIVITIES</u>
Net Changes in Debt (5,048)

<u>CASH OUTLAYS FOR INVESTING ACTIVITIES</u>
Distributions to Owners (21,300)

NET CASH FLOW FROM OPERATIONS $ (18,376)

CASH & CASH EQUIVALENTS 1/1/09 96,117

CASH & CASH EQUIVALENTS 12/31/09 $ 77,741

HAHN SECURITIES, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

NET INCOME		$ 25,033

Adjustments:

Amortization & Depreciation	$ 6,034	
Distributions to Owners	(21,300)	
Decrease in Receivables	478	
Decrease in Payables	(23,573)	
Decrease in Debt	(5,048)	(43,409)
DECREASE IN CASH & CASH EQUIVALENTS		$ (18,376)

HAHN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Total Stockholder's Equity			$ 84,964
Deductions and Charges:			
Non-Allowable Assets:			
Non-Allowable Receivables	$	112	
Fixed & Intangible Assets		20,407	(20,519)
NET CAPITAL			$ 64,445

RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT TO AUDIT:

Net Capital Per Focus Report 12/31/09	$	64,445
Adjustments		0
Net Capital Per Audit 12/31/09	$	64,445
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	59,445

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2009 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.

4. CUSTOMER LISTS & CLIENT TRAILS

The Company entered into a contract in 2002 to purchase essentially all of the rights to the customer list and client trails of Wm. P. Brennan & Company, Inc. The entire purchase price was $25,000.00 due at the signing of agreement. The cost of the contract will be ratably amortized beginning in 2002 over fifteen years with the net amount shown on the statement of financial condition being the original purchase price less all amortization taken to date on the assets.

5. TREASURY STOCK

On September 10, 2004, the Company purchased stock from its sole shareholder, Richard Hahn in the amount of $17,298.00. The amount is shown on the balance sheet within Shareholder's Equity as a contra account to Common Stock reducing Common Stock and thereby reducing the Shareholder's Equity of the company by $17,298.00. The amount is also presented in the Statement of Changes in Stockholder's Equity.

On May 2, 2005, the Company again purchased stock from its sole shareholder, Richard Hahn in the amount of $27,847.00. The total amount of treasury stock redeemed to date is presented on the balance sheet first as an offset to common stock in the amount of $37,000 and the remaining amount was used to reduce any paid-in capital and retained earnings. The total amount of treasury stock redeemed to date is $45,145.00.

6. PRESENTATION OF SHORT-TERM AND LONG-TERM DEBT

The company purchased equipment in 2008 for $17,669 under the terms of a note calling for forty-two payments of $420.69. The note is presented on the balance sheet as short-term to the extent of the principal payments due within the next twelve months and as long-term to the extent of the principal payments due beyond the next twelve months.

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
829 LINCOLN HIGHWAY
FAIRVIEW HEIGHTS, ILLINOIS 62208
(618) 397-2944
(310) 930-0760

FEBRUARY 22, 2010

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

In planning and performing our audit of the financial statements of Hahn Securities, Inc. for the year then ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of The Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hahn Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is exempt from Rule 15c3-3 under Section C(K)(2)(B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Our study ascertained that the conditions of the exemption were being complied with and nothing came to our attention to indicate that the exemption had not been complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors and irregularities may occur and may not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purposes.

Gary A. Soltys,
Certified Public Accountant